EXHIBIT 99.1
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[PUBLICIS GROUPE S.A. LOGO]     PUBLICIS GROUPE S.A.


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PRESS RELEASE
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CONTACTS AT PUBLICIS GROUPE SA:

PIERRE BENAICH, INVESTOR RELATIONS                               +33 1 4443 6500
LAURENCE REY, CORPORATE COMMUNICATIONS                           +33 1 4443 7010


                      PUBLICIS REVENUES AND BILLINGS RISE
                          IN FIRST NINE MONTHS OF YEAR

PARIS, NOVEMBER 13, 2002 - Publicis Groupe SA revenues and billings both rose during the first nine months of 2002, and the inflow of new business was very strong.

Publicis Groupe SA revenues over the first nine months of this year grew to 1.77 billion euros from 1.74 billion euros during the same nine month period to September 30 of last year, representing growth of 1.6 per cent.

This increase is due primarily to the consolidation of Zenithmedia, which had been consolidated only during the fourth quarter of last year, and from several days of activity of Bcom3, whose acquisition closed on September 24 of this year.

At the same time, the impact of exchange rates was unfavorable following the very strong appreciation of the euro in relation to the dollar from the middle of the second quarter of this year. This practically erased the additional revenues generated by the newly-consolidated activities. On a fully comparable basis (identical exchange rates and business units), organic growth slowed by
3.7 per cent.

Maurice Levy, President of the Directoire of Publicis Groupe SA commented:
"The most notable feature of the current marketplace remains poor visibility and, therefore uncertainty about advertiser investment decisions, including in the short term. The expected improvement in the marketplace in the third quarter did not materialize; on the contrary, the drop which began in 2001, continued and, even accelerated in some countries. In this morose environment, at the same time, Publicis is clearly performing better than most of its competitors, thanks to its client portfolio, including a high proportion of clients who are in resilient sectors. Groupe new business has returned to a very strong pace, which is almost making up for the downturn in the market and budget cuts among our clients.

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our efforts continue to be focused on new business from both current and new clients, improving our cost structures and the smooth integration of Bcom3."

o REVENUES BY GEOGRAPHIC ZONE:

                     In millions         Actual              Organic
                     of euros            Growth              Growth
                     ----------          ------              -------
Europe                  785               +4%                 -3.7%

North America           757               -1.1%               -5.8%

Asia-Pacific            138               +5.9%               +3.3%

Latin America            59               +0.7%               +6.5%

Rest of world            26               -4.4%               +6.6%
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TOTAL                 1,765               +1.6%               -3.7%


o REVENUES BY QUARTER (IN MILLIONS OF EUROS):

                                               Actual     Organic
                       2002          2001       Growth     Growth
                       ----          ----       ------     -------
1st Quarter            576           550         +4.6%      -2.2%

2nd Quarter            600           598         +0.3%      -4.8%

3rd Quarter            589           589         +0.1%      -3.9%
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TOTAL 9 MONTHS       1,765         1,737         +1.6%      -3.7%


Consolidated billings of Publicis Groupe SA at the end of September, 2002 were
14.6 billion euros, compared to 11.3 billion euros for the same period last year, or an increase of 28.5 per cent. Billings are less pertinent an indicator of overall Groupe business performance than in the past due to the significant growth of media activities in 2002.


MAIN FEATURES OF THIRD-QUARTER BUSINESS AND ENVIRONMENT:

1. CONTINUED UNCERTAINTY IN THE ADVERTISING MARKETPLACE

The global advertising market did not differ too much according to geographic region. Europe in general and North America experienced comparable decreases while Asia showed growth. Differences were more noticeable by sector. Consumer product and automobile advertising performed well while there was slowing in advertising expenditures in finance, technology, and telecommunications.

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[PUBLICIS GROUPE S.A. LOGO]     PUBLICIS GROUPE S.A.


2. CLOSING THE ACQUISITION OF BCOM3 AND STRATEGIC PARTNERSHIP WITH DENTSU

Through this merger and strategic partnership, completed September 24, 2002, Publicis Groupe SA became the world's fourth-largest communications group and global leader in media agencies. It is now among the top tier of global communications groups, first in Europe, third in the United States and strengthened considerably in Japan through its strategic partnership with Dentsu, Japan's undisputed leader in advertising and communications. The DIRECTOIRE of Publicis Groupe SA now includes Roger Haupt, President and Chief Operating Officer of the Groupe.

In the weeks following completion of the Bcom3 acquisition, important strategic decisions were announced by Publicis Groupe. These included the integration of D'Arcy within other units of the Groupe, strengthening three global Groupe networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide.

3. DENTSU BECOMES SHAREHOLDER OF PUBLICIS GROUPE SA

Dentsu, which has become a shareholder in the Groupe following the Bcom3 acquisition, intends to be a stable, long-term shareholder and has commited to limit its voting rights to fifteen per cent. The CONSEIL DE SURVEILLANCE of Publicis Groupe SA, chaired by Madame Elisabeth Badinter, now includes two new members : Mr. Yutaka Narita, Chairman and CEO of Dentsu Inc. and Mr. Fumio Oshima, Executive Vice President of Dentsu Inc.

4. VERY STRONG NEW BUSINESS PERFORMANCE OF 690 MILLION EUROS

Net new business in the third quarter was greater than in the second quarter, rising to 690 million euro. By the third quarter of this year, Publicis Groupe SA had won 1.5 billion euros of net new business through its various business units.
Highlights of these impressive new business wins:

PUBLICIS WORLDWIDE: Allied Domecq (Kahlua, Stolichnaya, Beefeater) worldwide, Nestle/Purina in the UK, Australia and Brazil, Sara Lee/Sanex in Italy, Berliner Sparkasse in Germany, Migros, ICN Europe and Pfister in Switzerland, SCA Velvet and Ferrero in the UK, Generali in Poland, Akai in India and Denny's, Sara Lee/Champion and JustMySize, Ghirardelli Chocolate and North Mississipi Medical Center in the U.S.


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[PUBLICIS GROUPE S.A. LOGO]     PUBLICIS GROUPE S.A.



SAATCHI & SAATCHI WORLDWIDE: General Mills/Pillsbury worldwide (excl. the US) (including Green Giant, Old El Paso, Betty Crocker), KitchenAid and Boost Mobile in the U.S., T-Mobile and CPW/Cookie Crisp Cereal in the UK, PayLess Shoes in Latin America, SmarTone Mobile in Hong Kong, Attica Regional Tourism in Greece and Petron Corp. in the Philippines.

ZENITH OPTIMEDIA GROUP (MEDIA COUNSEL AND BUYING): MBNA Credit Card in Europe, Pfizer in Mexico, additional Nestle products in the Philippines, Curves for Women and Hermes in the U.S., Kotsovolos in Greece, Benja Cereal in Thailand, Lexus in China and Zuji.com in Singapore.

SAMS (SPECIALIZED AGENCIES AND MARKETING SERVICES): BristolMyersSquibb/Pravachol and Avapro, BioPure/HemoPure and Schwarz Pharmaceutical/NuLev for healthcare communications at Nelson Communications in the U.S., and Luminarc USA, Scott's Lawn Care and Allstate Insurance at Frankel for direct marketing.

The main account losses in the third quarter were:

- Club Internet in France, WalMart and Citibank in Germany and Dupont/Lycra in the U.S. for advertising,
- and ExxonMobil in the U.S. and Dell in China for media counsel and buying.


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PUBLICIS  GROUPE SA (Euronext  Paris : 13057,  NYSE : PUB) is the world's fourth largest communications group, according to AdAge's ranking of April, 2002m as well as world leader in media counsel and buying, according to RECMA's ranking of June, 2002. Its activities span 109 countries on six continents.

Groupe activities cover advertising, marketing services, media counsel and buying, media sales and specialized communications. These include public relations, corporate and financial communications, ethnic and healthcare communications.

Publicis Groupe SA's services are offered through three autonomous global advertising networks : Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned, and two global brands in media counsel and buying, Zenith Optimedia Group and Starcom MediaVest Group.

Publicis created an innovative communication concept called the `Holistic Difference' which has provided clients with new impact for their campaigns by taking into account their evolving needs in the context of changing target audiences.

WEB SITES: www.publicis.com AND www.finance.publicis.com
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